Wikisoft Corp.

315 Montgomery Street

San Francisco, CA 94104

February 11, 2021

CORRESPONDENCE FILING VIA EDGAR

Alexandra Barone

Staff Attorney

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Wikisoft Corp.
Registration Statement on Form 10-12G
Initially Filed January 6, 2021
File No. 000-56239

Dear Ms. Barone:

Wikisoft Corp. (the “Company”) hereby request that the staff of the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced Registration Statement on Form 10-12G to 2:00pm Eastern Time on February 12, 2021, or as soon as practicable thereafter.

The Company hereby acknowledges that:

● should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

● the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Wikisoft Corp.
/s/ Carsten Falk
Carsten Falk
Chief Executive Officer

The Company requests that it be notified of such qualification by a telephone call to Svetlana Rovenskaya, at Anthony L.G., PLLC at 732-925-2477 or email to her at: srovenskaya@anthonypllc.com.

cc:	Joyce Sweeney/ U.S. Securities and Exchange Commission
Kathleen Collins/U.S. Securities and Exchange Commission
Jan Woo/U.S. Securities and Exchange Commission Svetlana Rovenskaya, Esq./Anthony L.G., PLLC